UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2025

ACELYRIN, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41696	85-2406735
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4149 Agoura Hills, California		91301
(Address of principal executive offices)		(Zip Code)

(805) 456-4393

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Preferred Stock Purchase Rights	SLRN	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financing accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

The information set forth under “Item 3.03. Material Modification to Rights of Security Holders” of this Current Report on Form 8-K with respect to the entry into a Rights Agreement (as defined below) is incorporated into this Item 1.01 by reference.

ITEM 3.03.	MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS.

On March 12, 2025, the Board of Directors (the “Board”) of ACELYRIN, INC., a Delaware corporation (the “Company”), declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.00001 per share (“Common Stock”). The dividend will be paid to the stockholders of record at the close of business on March 24, 2025 (the “Record Date”). Each Right entitles the holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $16 (the “Exercise Price”), subject to certain adjustments. The terms of the Rights are set forth in the Rights Agreement, dated as of March 13, 2025 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

The Rights will not be exercisable until the close of business on the earlier to occur of the date that is (i) the 10th day following a public announcement or disclosure and a good faith determination by the Board that a person or a group of affiliated or associated persons has become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 10% (or 20% in the case of a person who has reported or is required to report their beneficial ownership of the Company’s securities on a Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions, and (ii) the 10th business day (or a later date as may be determined by action of the Board before a person or group becomes an Acquiring Person) following the first public announcement of an intention to commence, or following the commencement of, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Any existing stockholder or group that beneficially owns 10% or more of the Common Stock will be grandfathered at its current ownership level, but the Rights will become exercisable if at any time after the announcement of the Rights Agreement such stockholder or group increases its ownership of shares of Common Stock by an amount equal to or greater than the greater of (i) 10% (or, in the case of passive institutional investors, 20%) and (ii) the sum of the lowest beneficial ownership of such person since the first public announcement of adoption of the Rights Plan plus one share of Common Stock. Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the close of business on the earliest of the Distribution Date, the Redemption Date (as defined below) and the Final Expiration Date (as defined below), the Rights will be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof, and not by separate Rights Certificates, as described further below. With respect to book entry shares of Common Stock outstanding as of the Record Date, until the close of business on the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date, the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock. Until the earlier of the Distribution Date, the Redemption Date and the Final Expiration Date, the surrender for transfer of any shares of Common Stock outstanding on the Record Date will also constitute the surrender for transfer of the Rights associated with such shares of Common Stock, and Rights (and the right to receive certificates therefor) will be transferrable only in connection with the transfer of shares of Common Stock. After the Distribution Date, separate certificates representing the Rights or book entry statements will be mailed to record holders of Common Stock on the Distribution Date, and such separate certificates or book entry statements alone will evidence the Rights.

The Rights, which are not exercisable until the Distribution Date, will expire on the earliest to occur of (i) the close of business on March 12, 2026 (the “Final Expiration Date”); (ii) the time at which the Rights are redeemed as provided in the Rights Agreement (the “Redemption Date”); (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; and (iv) the time at which the Rights are terminated upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board prior to any person becoming an Acquiring Person (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).

Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board, a preferential per share quarterly dividend payment equal to the aggregate per share amount of all cash dividends, plus the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock during such quarter, adjusted to give effect to any dividend on any class of Company common stock payable in shares of such class of Company common stock or any subdivision, combination or reclassification of such class of Company common stock. Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive a preferential liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to accrued and unpaid dividends and distributions on such share of Preferred Stock, whether or not declared, to the date of such payment (adjusted to give effect to any dilution event). The Preferred Stock has been structured so that each share of Preferred Stock has dividend, liquidation and voting rights equal to those of 1,000 shares of Common Stock. Accordingly, the value of one-one thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right approximates the value of one share of Common Stock.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment upon certain events occurring before the Distribution Date.

In the event that any person or a group of affiliated or associated persons becomes an Acquiring Person after the date of the Rights Agreement, each holder of a Right, other than Rights beneficially owned by an Acquiring Person (and the affiliates, associates and certain transferees of such Acquiring Person) (which rights will thereafter be null and void), will thereafter have the right to receive upon exercise and payment of the Exercise Price that number of shares of Common Stock (or other equivalent securities) having a market value equal to two times the Exercise Price.

In the event that any person or a group of affiliated or associated persons becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with any person or a group of affiliated or associated persons, or 50% or more of the Company’s consolidated assets or earning power are sold to any person or a group of affiliated or associated persons, each holder of a Right, other than Rights owned by an Acquiring Person (and the affiliates, associates and certain transferees of such Acquiring Person), will thereafter have the right to receive, upon exercise and payment of the exercise price, that number of shares of common stock of the acquiring company having a market value at the time of that transaction equal to two times the Exercise Price.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to such person or group acquiring a majority of the outstanding shares of Common Stock, the Board, at its option, may exchange each Right (other than Rights owned by the Acquiring Person) in whole or in part, at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustment). No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exchange.

At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (subject to certain adjustments, the “Redemption Price”) and on such terms and conditions as the Board may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights.

Immediately upon the action of the Board electing to redeem or exchange the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Company may amend or supplement the Rights Agreement without the approval of any holders of Rights in order to cure any ambiguity, to correct or supplement inconsistent or defective provisions, or to make any changes to or delete any provision of the Rights Agreement (or adopt any other provisions with respect to the Rights) that the Company deems necessary or desirable. However, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement shall not be amended or supplemented in any manner that would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its affiliates and associates and any transferee of the Acquiring Person or its affiliates and its associates). For the avoidance of doubt, the Company shall be entitled to adopt and implement such procedures and arrangements (including with third parties) as it may deem necessary or desirable to facilitate the exercise, exchange, trading, issuance or distribution of the Rights (and shares of Preferred Stock) as contemplated in the Rights Agreement and to ensure that an Acquiring Person does not obtain the benefits thereof, and amendments in respect of the foregoing shall not be deemed to adversely affect the interests of the holders of Rights.

The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

ITEM 5.03.	AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR.

In connection with the adoption of the Rights Agreement, the Board approved a Certificate of Designations of Series A Junior Participating Preferred Stock (the “Certificate of Designations”). The Certificate of Designations is filed with the Secretary of State of the State of Delaware. See the description in Item 3.03 of this Current Report on Form 8-K for a more complete description of the rights and preferences of the Preferred Stock. The Certificate of Designations is attached hereto as Exhibit 3.1 and is incorporated herein by reference. The description of the Certificate of Designations herein does not purport to be complete and is qualified in its entirety by Exhibit 3.1.

ITEM 8.01.	OTHER EVENTS.

On March 13, 2025, the Company issued a press release announcing the adoption of the Rights Agreement and the declaration of the dividend of the Rights. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of ACELYRIN, INC.

4.1	Rights Agreement, dated as of March 13, 2025, between ACELYRIN, INC. and Computershare Trust Company, N.A. as Rights Agent

99.1	Press Release of ACELYRIN, INC., dated March 13, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACELYRIN, INC.

Date: March 13, 2025	By:	/s/ Amar Murugan
	Name:	Amar Murugan
	Title:	Chief Legal Officer

Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

ACELYRIN, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

ACELYRIN, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Company as required by Section 151 of the General Corporation Law at a meeting duly called and held on March 12, 2025:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the “Board of Directors” or the “Board”) in accordance with the provisions of the Certificate of Incorporation of the Company, pursuant to which 10,000,000 shares of Preferred Stock, par value $0.00001 per share (the “Preferred Stock”), are authorized and none of which have been issued as of the date hereof, the Board hereby creates a series of Preferred Stock and states the designation and number of shares, and fixes the relative rights, preferences and limitations thereof as follows:

Series A Junior Participating Preferred Stock:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 150,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into shares of Series A Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any other stock) ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, par value $0.00001 per share (the “Common Stock”) of the Company and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last business day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount (if any) per share (rounded to the nearest cent), subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise) declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Company shall at any time after March 13, 2025 (the “Effective Date”), declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying (x) such amount by (y) a fraction, (1) the numerator of which is the number of shares of Common Stock outstanding immediately after such event and (2) the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends due pursuant to paragraph (A) of this Section 2 shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event the Company shall at any time after the Effective Date declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying (x) such number by (y) a fraction, (1) the numerator of which is the number of shares of Common Stock outstanding immediately after such event and (2) the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein or in the Company’s Certificate of Incorporation, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(C) Except as set forth herein or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Company shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided, that the Company may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the

Company ranking junior (as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred Stock.

(B) The Corporation shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. The Corporation shall take all such actions as are necessary to cause all such shares to become authorized but unissued shares of Preferred Stock that may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein or in the Company’s Certificate of Incorporation, including any Certificate of Designations creating a series of Preferred Stock or any similar stock, or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of shares of Common Stock, an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends. In the event the Company shall at any time after the Effective Date declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) If the assets of the Company legally available for distribution to the holders of shares of Series A Preferred Stock upon liquidation, dissolution or winding up of the Company are insufficient to pay the full preferential amount set forth in the first sentence of paragraph (A) above, then the entire assets of the Company legally available for distribution to the holders of Series A Preferred Stock shall be distributed among such holders in proportion to the shares of Series A Preferred Stock then held by them.

(C) The foregoing rights upon liquidation, dissolution or winding up provided to the holders of Series A Preferred Stock shall be subject to the rights of the holders of any other series of Preferred Stock (or any other stock) that by its terms is ranking prior and superior to the Series A Preferred Stock upon liquidation, dissolution or winding up.

Section 7. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Company shall at any time after the Effective Date declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 9. Amendment. The Corporation’s Certificate of Incorporation shall not be amended in any manner, including in a merger or consolidation, which would alter, change or repeal the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class.

Section 10. Fractional Shares. Series A Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

Section 10. Ranking. The Series A Preferred Stock shall rank junior to all other series of Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to such matters.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Company by its Chief Executive Officer this 13th day of March, 2025.

ACELYRIN, INC.

By:	/s/ Mina Kim
Mina Kim
Chief Executive Officer

Exhibit 4.1

RIGHTS AGREEMENT

BETWEEN

ACELYRIN, INC.

AND

COMPUTERSHARE TRUST COMPANY, N.A.,

RIGHTS AGENT

DATED AS OF MARCH 13, 2025

TABLE OF CONTENTS

Page

Section 1.	Definitions	1

Section 2.	Appointment of Rights Agent	10

Section 3.	Evidence of Rights Before Distribution Date; Transfer; Legends	10

Section 4.	Form of Right Certificates; Countersignature	11

Section 5.	Distribution of Certificates; Registration	12

Section 6.	Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates	13

Section 7.	Exercise of Rights; Purchase Price; Expiration Date of Rights	14

Section 8.	Cancellation and Destruction of Right Certificates	15

Section 9.	Status and Availability of Preferred Shares	15

Section 10.	Preferred Shares Record Date	17

Section 11.	Adjustment of Purchase Price, Number of Shares or Number of Rights	17

Section 12.	Certificate of Adjusted Purchase Price or Number of Shares	24

Section 13.	Consolidation, Merger or Sale or Transfer of Assets or Earning Power	24

Section 14.	Fractional Rights and Fractional Shares	25

Section 15.	Rights of Action	27

Section 16.	Agreement of Right Holders	27

Section 17.	Right Certificate Holder Not Deemed a Stockholder	82

Section 18.	Compensation and Indemnity of the Rights Agent	28

Section 19.	Merger or Consolidation or Change of Name of Rights Agent	29

Section 20.	Rights and Duties of Rights Agent	29

Section 21.	Change of Rights Agent	33

Section 22.	Issuance of New Right Certificates	33

Section 23.	Redemption	34

Section 24.	Exchange	35

Section 25.	Notice of Certain Events	36

Section 26.	Notices	37

Section 27.	Supplements and Amendments	38

Section 28.	Successors	39

Section 29.	Benefits of this Agreement	39

i

Exhibit A -	Form of Certificate of Designations
of Series A Junior Participating Preferred Stock

Exhibit B -	Summary of Rights to Purchase Preferred Shares

Exhibit C -	Form of Right Certificate

ii

RIGHTS AGREEMENT

This Agreement (this “Agreement”), dated as of March 13, 2025, between ACELYRIN, INC., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent (the “Rights Agent”).

The Board of Directors of the Company (the “Board”) has adopted resolutions creating a series of preferred stock designated as “Series A Junior Participating Preferred Stock” and authorized and declared a dividend of one preferred share purchase right (a “Right”) for each Common Share (as hereinafter defined) outstanding at the Close of Business (as hereinafter defined) on March 24, 2025 (the “Record Date”), each Right initially representing the right to purchase one one-thousandth of a Preferred Share (as hereinafter defined), upon the terms and subject to the conditions herein set forth, and has further authorized and directed the issuance of one Right (subject to adjustment as set forth herein) with respect to each Common Share that shall become outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined) or (ii) following the Distribution Date and prior to the Redemption Date or the Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Company, which options or securities were outstanding prior to the Distribution Date.

Accordingly, in consideration of the promises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:

Section 1. Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a) “13G Investor” shall mean any Person that is the Beneficial Owner of Common Shares representing less than 20% of the Common Shares of the Company then outstanding, and that is entitled to file, and does file, a statement on Schedule 13G (“Schedule 13G”) pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement with respect to the Common Shares Beneficially Owned by such Person; provided that a Person who was deemed a 13G Investor shall immediately cease to be a 13G Investor for all purposes hereunder upon such Person filing a Schedule 13D with respect to the Common Shares Beneficially Owned by such Person containing disclosure that is inconsistent with a representation that it has no plan or proposal that relates to or would result in any of the actions or events set forth in Item 4 of Schedule 13D and otherwise has no intent to seek control of the Company (other than by voting the Common Shares over which such Person has voting power)(such filing of a Schedule 13D, an “Inconsistent 13D Filing”), and shall be deemed an Acquiring Person if it is the Beneficial Owner of the Designated Percentage or more of the Common Shares then outstanding at any point from the time it ceases to so be a 13G Investor;

(b) “Acquiring Person” shall mean any Person that, together with all Affiliates and Associates of such Person shall be the Beneficial Owner of 10% (the “Designated Percentage”) or more of the Common Shares then outstanding, but shall exclude (i) the Excluded Persons, (ii)

any Grandfathered Person and (iii) any 13G Investor, in each case only for so long as a Person qualifies as such.

Notwithstanding anything in this Agreement to the contrary, no Person shall become an “Acquiring Person”:

(i) if the Board determines in good faith that a Person that would otherwise be an Acquiring Person has become such inadvertently (including because (1) such Person was unaware that such Person Beneficially Owned a percentage of Common Shares and/or Derivative Common Shares that would otherwise cause such Person to be an Acquiring Person or (2) such Person was aware of the extent of such Person’s Beneficial Ownership but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of causing a change in control, or influencing the management or polices, of the Company, unless such Person fails to divest as promptly as practicable (as determined by the Board) a sufficient number of Common Shares (or, in the case solely of Derivative Common Shares, such Person fails to terminate, as promptly as practicable, the subject derivative transaction or transactions or disposes of the subject derivative security or securities) so that such Person would no longer qualify as an Acquiring Person;

(ii) if such Person is a bona fide swaps dealer who has become an Acquiring Person as a result of its actions in the ordinary course of its business that the Board determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company;

(iii) solely as the result of (A) any share issuances by the Company (including debt to equity exchanges) directly from the Company or indirectly through an underwritten offering of the Company, in a transaction approved by the Board or (B) an acquisition of Common Shares by the Company that, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person and such Person’s Affiliates and Associates to the Designated Percentage (or, in the case of a 13G Investor, 20%) or more of the Common Shares of the Company then outstanding; provided that if a Person, together with such Person’s Affiliates and Associates, shall become the Beneficial Owner of the Designated Percentage (or, in the case of a 13G Investor, 20%) or more of the Common Shares of the Company then outstanding by reason of such share acquisitions by the Company and such Person, together with its Affiliates and Associates, shall, after public announcement of such share issuances or share acquisitions by the Company, (I) become the Beneficial Owner of a percentage of Common Shares then outstanding that exceeds the greater of (x) the Designated Percentage (or, in the case of a 13G Investor, 20%) and (y) the sum of the lowest Beneficial Ownership of such Person as a percentage of outstanding Common Shares as of any time from and after such public announcement plus one Common Share (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), or (II) make an Inconsistent 13D Filing, then in either case such Person shall be deemed to be an “Acquiring Person” (and only if, in the case of clause (II), such Person is also the Beneficial Owner of the Designated Percentage (or, in the case of a 13G Investor, 20%) or more of the Common Shares then outstanding); or

(iv) solely as a result of any unilateral grant of any security by the Company or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees.

With respect to any Person, for all purposes of this Agreement, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of the outstanding Common Shares of which any such Person is the Beneficial Owner, shall include the number of Common Shares not outstanding at the time of such calculation that such Person is otherwise deemed to Beneficially Own for purposes of this Agreement, but the number of Common Shares not outstanding that such Person is otherwise deemed to Beneficially Own for purposes of this Agreement shall not be included for the purpose of computing the percentage of the outstanding Common Shares Beneficially Owned by any other Person (unless such other Person is also deemed to Beneficially Own for purposes of this Agreement such Common Shares not outstanding).

Notwithstanding anything in this Section 1(b) to the contrary, none of Alumis Inc. (“Alumis”) or its Affiliates or Associates, either individually, collectively or in any combination, shall be deemed to be an “Acquiring Person” solely by virtue or as a result of the approval, execution, delivery, adoption or performance of the Agreement and Plan of Merger, dated as of February 6, 2025, among Alumis, Arrow Merger Sub, Inc., and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”) or the consummation of the Merger (as defined in the Merger Agreement) or any other transactions contemplated thereby.

(c) “Affiliate” and “Associate” shall have the following meanings:

(i) An “Affiliate” of, or a Person “affiliated” with, a specified Person is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For this purpose, “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(ii) The term “Associate” used to indicate a relationship with any Person shall mean (A) any corporation, organization, entity or association (other than the Company or a majority-owned subsidiary of the Company) of which such Person is a director, officer or partner or is, directly or indirectly, the Beneficial Owner of 10% or more of any class of equity securities, (B) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (C) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of such Person or of any of its parents or Subsidiaries.

(d) “Agreement” shall have the meaning set forth in the preamble hereto.

(e) A Person shall be deemed the “Beneficial Owner” of, and shall be deemed to “Beneficially Own” and have “Beneficial Ownership” of, any securities:

(i) that such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement);

(ii) that such Person or any of such Person’s Affiliates or Associates has (A) the Right to Acquire; provided that a Person shall not be deemed to be the Beneficial Owner of, or to Beneficially Own, (w) securities tendered pursuant to a tender or exchange offer made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act by or on behalf of such Person or any of such Person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange, (x) securities that such Person has a right to acquire upon the exercise of Rights at any time prior to the time that any Person becomes an Acquiring Person, (y) securities issuable upon the exercise of Rights from and after the time that any Person becomes an Acquiring Person if such Rights were acquired by such first Person or its Affiliates or Associates prior to the Distribution Date or pursuant to Section 3(a) or Section 22 hereof (“Original Rights”) or with respect to any adjustment to Original Rights pursuant to Section 11 hereof, or (z) securities that such Person or its Affiliates or Associates may, does or do acquire or may be deemed to have the Right to Acquire, pursuant to any merger or other acquisition agreement between the Company and such Person or its Affiliates or Associates if such agreement has been approved by the Board prior to such Person becoming an Acquiring Person; (B) the right to vote alone or in concert with others pursuant to any agreement, arrangement or understanding, written or otherwise; provided that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security as a result of this Section 1(e)(ii)(B) if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or (C) investment power, which includes the power to dispose, or to direct the disposition thereof;

(iii) that are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), written or otherwise, for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Section 1(e)(ii)(B)) or disposing of any securities of the Company;

(iv) that are Beneficially Owned, directly or indirectly, by the Counterparty (or such Counterparty’s Affiliates or Associates) to a Derivative Transaction (without regard to any short or similar position under the same or any other Derivative Transaction) to which such Person or its Affiliates or Associates is a Receiving Party; provided that (A) the number of Common Shares that a Person is deemed to Beneficially Own pursuant to this clause (iv) in connection with a particular Derivative Transaction shall not exceed the number of Notional Common Shares with respect to such Derivative Transaction and (B) the number of securities Beneficially Owned by each Counterparty (including its Affiliates and Associates) under a Derivative Transaction shall for purposes of this clause (iv) be deemed to include all securities that are Beneficially Owned, directly or indirectly, by any other Counterparty or its Affiliates or Associates under any Derivatives Contract to which such first Counterparty or its Affiliates or Associates is a Receiving Party, with this clause (B) being applied to successive Counterparties as appropriate; and

(v) that, to the extent not covered by clause (iv), are the subject of a Derivative Transaction entered into by such Person or its Affiliates or Associates, or derivative security acquired by such Person or its Affiliates or Associates; provided that the number of Common Shares that a Person is deemed to Beneficially Own pursuant to this clause (v) in connection with a particular Derivative Transaction shall not exceed the number of Notional Common Shares with respect to such Derivative Transaction (less any shares covered by clause (iv)).

For purposes hereof, “Derivative Transaction” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to produce economic benefits to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of Common Shares specified or referenced in such contract or that derive their value by explicit reference to the price or value of Common Shares, or that provides the Receiving Party with an opportunity, directly or indirectly, to profit from or to share in any profit derived from any change in the value of Common Shares (the number corresponding to such economic benefits and risks, or by reference to which such value or profit is derived, the “Notional Common Shares”), regardless of whether (i) obligations under such contract are required or permitted to be settled through the delivery of cash, Common Shares or other property or (ii) such contract conveys any voting rights in Common Shares, and without regard to any short, hedge or similar position under the same or any other Derivative Transaction. For the avoidance of doubt, acquisitions of interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivative Transactions.

Nothing in this definition shall cause a Person engaged in business as an underwriter of securities to be the “Beneficial Owner” of, or to “Beneficially Own,” any securities acquired through such Person’s participation in good faith in a firm commitment underwriting until the expiration of forty (40) days after the date of such acquisition and no officer or director of the Company shall be deemed to Beneficially Own any securities of any other Person solely by virtue of any actions that such officer or director takes in such capacity.

(f) “Board” shall have the meaning set forth in the preamble hereto.

(g) “Book Entry Shares” shall have the meaning set forth in Section 3(a) hereof.

(h) “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

(i) “Close of Business” on any given date shall mean 5:00 p.m., Eastern Time, on such date; provided that if such date is not a Business Day it shall mean 5:00 p.m., Eastern Time, on the next succeeding Business Day.

(j) “Common Shares” when used with reference to the Company shall mean the shares of common stock, par value $0.00001 per share, of the Company. “Common Shares” when used with reference to any Person other than the Company, shall mean the capital stock (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons that ultimately control such first-mentioned Person.

(k) “Common Stock Equivalents” shall have the meaning set forth in Section 11(a)(iii) hereof.

(l) “Company” shall have the meaning set forth in the preamble hereto.

(m) “current per share market price” shall have the meaning set forth in Section 11(d)(i) hereof.

(n) “Current Value” shall have the meaning set forth in Section 11(a)(iii) hereof.

(o) “Derivative Common Shares” shall mean such Common Shares that are deemed Beneficially Owned by virtue of the operation of Section 1(e)(iv) or (v) hereof.

(p) “Designated Percentage” shall have the meaning set forth in Section 1(b) hereof.

(q) “Distribution Date” shall mean the earlier of the date that is (i) the 10th day after the Shares Acquisition Date (or, if such day occurs before the Record Date, the Record Date) or (ii) the 10th Business Day (or, if such Business Day occurs before the Record Date, the Record Date), or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person, after the first public announcement of the intention of any Person (other than any Excluded Person) to commence, or the commencement by such Person of, a tender or exchange offer the consummation of which would result in any such Person becoming an Acquiring Person (including any such date that is after the date of this Agreement and prior to the issuance of the Rights); provided that prior to the occurrence of a Distribution Date specified as a result of an event described in clause (ii) (or such later Distribution Date as the Board may select pursuant to this sentence), the Board may postpone, one or more times, the Distribution Date that would occur as a result of an event described in clause (ii) beyond the date set forth in clause (ii); provided that nothing shall permit such a postponement of a Distribution Date after a Person becomes an Acquiring Person, subject to clauses (i) and (iii) of the definition of Acquiring Person.

(r) “equivalent preferred shares” shall have the meaning set forth in Section 11(b) hereof.

(s) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(t) “Exchange Ratio” shall have the meaning set forth in Section 24(a) hereof.

(u) “Excluded Person” shall mean (i) the Company or any of its Subsidiaries; (ii) any officers, directors and employees of the Company or any of its Subsidiaries solely in respect of such Person’s status or authority as such (including any fiduciary capacity); or (iii) any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company.

(v) “Expiration Time” shall have the meaning set forth in Section 7(a) hereof.

(w) “Final Expiration Date” shall mean March 12, 2026.

(x) “Grandfathered Person” shall mean any Person (other than a 13G Investor) that, immediately prior to the first public announcement of the adoption of this Agreement, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of the Designated Percentage or more of the Common Shares then outstanding. A Person ceases to be a “Grandfathered Person” if and when (i) such Person becomes the Beneficial Owner of less than the Designated Percentage of the Common Shares then outstanding; or (ii) such Person increases its Beneficial Ownership of Common Shares to an amount equal to or greater than the greater of (A) the Designated Percentage of the Common Shares then outstanding and (B) the sum of (1) the lowest Beneficial Ownership of such Person as a percentage of the Common Shares outstanding as of any time from and after the public announcement of this Agreement plus (2) one Common Share (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares). The foregoing definition shall grandfather the security or instrument underlying such Beneficial Ownership only in the type and form as of the date of this Agreement and shall not grandfather any subsequent change, modification, swap or exchange of such security or instrument underlying such Beneficial Ownership into a different type or form of security or instrument (unless such change, modification, swap or exchange is contemplated explicitly by the terms of such security or instrument (e.g., as would be the case for options to purchase shares of Common Stock, in which case the shares of Common Stock purchased upon the exercise of such options would be grandfathered)). For the avoidance of doubt, cash-settled swap or exchange contracts for differences in the price of shares of Common Stock or other equity securities of the Company shall not be grandfathered under this Agreement.

(y) “Nasdaq” shall mean the National Association of Securities Dealers Automated Quotation System.

(z) “Original Rights” shall have the meaning set forth in Section 1(e)(ii) hereof.

(aa) “Person” shall mean any individual, firm, corporation, partnership (general or limited), joint venture, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity, as well as any group under Rule 13-5(b)(1) of the Exchange Act.

(bb) “Preferred Shares” shall mean shares of Series A Junior Participating Preferred Stock, par value $0.00001 per share, of the Company having the rights and preferences set forth in the Form of Certificate of Designations of Series A Junior Participating Preferred Stock attached to this Agreement as Exhibit A.

(cc) “Principal Issuer” shall mean (i) in the case of any transaction described in clause (a) or (b) of the first sentence of Section 13 hereof, the Person that is the issuer of any securities into which Common Shares are converted in such merger or consolidation, and if no securities are so issued, the Person that is the other party to such merger or consolidation and (ii) in the case of any transaction described in clause (c) of the first sentence of Section 13 hereof, the Person that is the party receiving the greatest portion of the assets, cash flow or earning power transferred pursuant to such transaction or transactions; provided, that in any such case, (1) if the common stock of such Person is not at such time and has not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the common stock of which is and has been so registered, “Principal Issuer” shall refer to such other Person; and (2) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the common stock of two or more of which are and have been so registered, “Principal Issuer” shall refer to whichever of such Persons is the issuer of the common stock having the greatest aggregate market value.

(dd) “Purchase Price” shall mean $16 per one one-thousandth of a Preferred Share.

(ee) “Record Date” shall have the meaning set forth in the preamble hereto.

(ff) “Redemption Date” shall have the meaning set forth in Section 7(a) hereof.

(gg) “Redemption Period” shall have the meaning set forth in Section 23(a) hereof.

(hh) “Redemption Price” shall mean $0.00001 per Right, appropriately adjusted to reflect each stock split, stock combination, stock dividend or similar transaction occurring after the date hereof.

(ii) “Right” shall have the meaning set forth in the preamble hereto.

(jj) “Right to Acquire” shall mean a legal, equitable or contractual right or obligation to acquire (whether directly or indirectly and whether exercisable immediately, or only after the passage of time, compliance with regulatory requirements, fulfillment of a condition or otherwise, irrespective of whether or not within the control of such Person), pursuant to any agreement, arrangement or understanding, whether or not in writing (excluding customary agreements entered into in good faith with and between an underwriter and selling group members in connection with a firm commitment underwriting registered under the Securities Act of 1933, as amended), or upon the exercise of any option, warrant or right, through conversion of a security, pursuant to the power to revoke a trust, discretionary account or similar arrangement, pursuant to the power to terminate a repurchase or similar so called “stock borrowing” agreement, understanding or arrangement, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

(kk) “Right Certificate” shall have the meaning set forth in Section 4(a) hereof.

(ll) “Rights Agent” shall have the meaning set forth in the preamble hereto.

(mm) “Section 11(a)(ii) Trigger Date” shall have the meaning set forth in Section 11(a)(iii) hereof.

(nn) “Security” shall have the meaning set forth in Section 11(d)(i) hereof.

(oo) “Shares Acquisition Date” shall mean the earliest of (i) the date of the first public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, (ii) the date of the public disclosure of facts by the Company or an Acquiring Person indicating that an Acquiring Person has become such and (iii) the date on which a majority of the Board has determined in good faith that an Acquiring Person has become such, taking into account, in the case of each of clauses (i), (ii) and (iii) of this definition, the provisions of Section 1(b) hereof.

(pp) “Signature Guarantee” shall have the meaning set forth in Section 6(a) hereof.

(qq) “Spread” shall have the meaning set forth in Section 11(a)(iii) hereof.

(rr) “Subsidiary” of any Person shall mean any Person of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

(ss) “Substitution Period” shall have the meaning set forth in Section 11(a)(iii) hereof.

(tt) “Successor” shall mean the estate or legal representative of a deceased individual, the beneficiary of a deceased individual’s estate, a trust created by a deceased individual as grantor or the beneficiary of a trust created by a deceased individual as grantor.

(uu) “Summary of Rights” shall have the meaning set forth in Section 3(a) hereof.

(vv) “Trading Day” shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

(ww) “Trust” shall have the meaning set forth in Section 24(b) hereof.

(xx) “Trust Agreement” shall have the meaning set forth in Section 24(b) hereof.

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as rights agent for the Company, in accordance with the express terms and conditions hereof (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-rights agents as it may deem necessary or desirable (the term “Rights Agent” being used herein to refer, collectively, to the Rights Agent together with any such co-rights agents), upon 10 days’ prior written notice to the Rights Agent. In the event the Company appoints one or more co-rights agents, the respective duties of the Rights Agent and any co-rights agents shall be as the Company reasonably determines, provided that such duties are consistent with the terms and conditions of this Agreement and that contemporaneously with such appointment the Company shall notify, in writing, the Rights Agent and any co-rights agents of any such duties. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-rights agent.

Section 3. Evidence of Rights Before Distribution Date; Transfer; Legends.

(a) From the Record Date until the Close of Business on the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date, (i) the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof or, in the case of uncertificated Common Shares registered in book entry form (“Book Entry Shares”), by notation in book entry (which certificates for Common Shares or book entry account that evidences record ownership for such shares shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (ii) the Rights (and the right to receive certificates therefor) will be transferable only in connection with the transfer of Common Shares. On the Record Date, or as soon as practicable thereafter, the Company will send a copy of a Summary of Stock Purchase Rights, in substantially the form of Exhibit B hereto (the “Summary of Rights”), to each record holder of Common Shares as of the Close of Business on the Record Date by electronic mail or such other means as the Company may determine at the address of such holder shown on the records of the Company, with a copy thereof to the Rights Agent; provided that the Company will send a copy of the Summary of Rights by first-class, postage-prepaid mail to each record holder that so requests prior to the Expiration Time. Any failure to send a copy of the Summary of Rights shall not invalidate the Rights or affect their transfer with the Common Shares. With respect to Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by the certificates for such Common Shares (or, in the case of Book Entry Shares, by the book entry account that evidences record ownership for such shares) registered in the names of the holders thereof, together with (in the case of certificates representing Common Shares) a copy of the Summary of Rights attached hereto. Until the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date, the surrender for transfer of any certificate for Common Shares (or the effectuation of a book entry transfer of Common Shares) outstanding on the Record Date, with or without a copy of the Summary of Rights attached thereto, shall also constitute the surrender for transfer of the Rights associated with the Common Shares represented thereby.

(b) Certificates for Common Shares that become outstanding (including reacquired Common Shares referred to in the last sentence of this Section 3(b)) after the Record Date, but prior to the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date, shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

This certificate also evidences and entitles the holder hereof to certain rights (the “Rights”) as set forth in a Rights Agreement between ACELYRIN, INC. and Computershare Trust Company, N.A., as Rights Agent (or any successor rights agent) dated as of March 13, 2025, as such may subsequently be amended, supplemented or otherwise modified from time to time (the “Rights Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of ACELYRIN, INC. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate ACELYRIN, INC. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights that are or were acquired or beneficially owned by a Person that is or becomes an Acquiring Person or any Associates or Affiliates thereof (as such terms are defined in the Rights Agreement) or any subsequent holder of such rights may become null and void and will no longer be transferable.

With respect to any Book Entry Shares, such legend shall be included in a notice to the record holder of such shares in accordance with applicable law. With respect to such certificates containing the foregoing legend, or any notice of the foregoing legend delivered to holders of Book Entry Shares, until the Distribution Date, the Rights associated with the Common Shares represented by certificates or registered in book entry form shall be evidenced by such certificates or such registration in book entry form alone, and the surrender for transfer of any such certificates or Book Entry Shares shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares that are no longer outstanding.

Notwithstanding anything to the contrary in this clause (b), neither the omission of a legend nor the failure to deliver the notice of such legend required hereby shall affect the enforceability of any part of this Agreement or the rights of any holder of the Rights. The Company shall give written notice to the Rights Agent as soon as practicable after it becomes aware of the existence and identity of any Acquiring Person or any Associates or Affiliates thereof.

Section 4. Form of Right Certificates; Countersignature.

(a) From and after the Distribution Date until the earlier of the Redemption Date and the Final Expiration Date, Rights will be evidenced solely by the Right Certificates that, together with the forms of election to purchase Preferred Shares and of assignment to be printed on the reverse thereof, shall be substantially in the form set forth as Exhibit C hereto (each, a “Right Certificate”), which may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, liabilities or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the other provisions of this Agreement, the Right Certificates shall entitle the holders thereof to purchase such number of one one-thousandths of a Preferred Share as shall be set forth therein at the Purchase Price, but the number of such one one-thousandth of a Preferred Share and the Purchase Price shall be subject to adjustment as provided herein.

(b) The Right Certificates shall be duly executed on behalf of the Company by its Chief Executive Officer or its Chief Legal Officer, either manually or by facsimile or other electronic signature, may have affixed thereto the Company’s seal or a facsimile or electronic version thereof (if any), and shall be attested by the Secretary or any Assistant Secretary of the Company, either manually or by facsimile or other electronic signature. The Right Certificates shall be countersigned by the Rights Agent, either manually or by facsimile or other electronic signature, and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates nevertheless may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the individual who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any individual who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such individual was not such an officer.

(c) Notwithstanding any other provisions hereof, the Company and the Rights Agent may amend this Agreement to provide for uncertificated Rights in addition to or in place of Rights evidenced by Right Certificates.

Section 5. Distribution of Certificates; Registration.

(a) As soon as practicable after the Distribution Date (and so long as the Redemption Date and the Final Expiration Date shall not have occurred), the Company will prepare and execute, upon written request by the Company, the Rights Agent will countersign (either manually or by facsimile or other electronic signature) and the Company will send or cause to be sent (and the Rights Agent will, if requested in writing by the Company and provided with all necessary information, at the expense of the Company, send) by first-class, insured, postage-prepaid mail to each record holder of Common Shares as of the Close of Business on the Distribution Date (other than the holder of Rights that have become null and void pursuant to Section 11(a)(ii) hereof; it being understood that the Company may implement such procedures, as it deems appropriate in its sole discretion, to minimize the possibility that Rights are received by Persons whose Rights would be so void), at the address of such holder shown on the records of the Company, Right Certificates evidencing one Right for each Common Share so held.

(b) Following the Distribution Date, and receipt by the Rights Agent of written notice to that effect and all other relevant information and documents required hereunder, the Rights Agent will keep or cause to be kept, at its office or offices designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.

(a) Subject to the provisions of Section 14 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the earlier of the Redemption Date and the Final Expiration Date, any Right Certificate(s) (other than Right Certificate(s) representing Rights that have become null and void pursuant to Section 11(a)(ii) hereof or Rights that have been redeemed or exchanged pursuant to Section 23 or Section 24 hereof) may be transferred, split up, combined or exchanged for another Right Certificate, entitling the registered holder to purchase a like number of one one-thousandths of a Preferred Share as the Right Certificate(s) surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate(s) shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate(s) to be transferred, split up, combined or exchanged, with the form of assignment and certificate contained therein properly completed and duly executed and with all signatures guaranteed from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association (a “Signature Guarantee”), at the office or offices of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer, split up, combination or exchange of any such surrendered Rights Certificate until the registered holder has properly completed and duly executed the certificate contained in the form of assignment on the reverse side of such Rights Certificate accompanied by a Signature Guarantee and such other documentation as the Rights Agent reasonably requests. Thereupon, the Rights Agent shall, subject to the provisions of this Agreement, countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested, registered in such name or names as may be designated by the surrendering registered holder. The Company may require payment of a sum sufficient for any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates. If and to the extent the Company does require payment of any such taxes or charges, the Company shall give the Rights Agent prompt written notice thereof and the Rights Agent shall not be obligated to deliver any Rights Certificate unless and until it is satisfied that all such payments have been made, and the Rights Agent shall forward any such sum collected by it to the Company or to such Persons as the Company specifies by written notice. The Rights Agent shall have no duty or obligation under any section of this Agreement that requires the payment of taxes or charges unless and until it is satisfied that all such taxes or charges have been paid.

(b) Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate (other than Right Certificates representing Rights that have become null and void pursuant to

Section 11(a)(ii) hereof or Rights that have been redeemed or exchanged pursuant to Section 23 or Section 24 hereof), and such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company or the Rights Agent shall reasonably request, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

(a) The registered holder of any Right Certificate (other than a holder whose Rights have become null and void pursuant to Section 11(a)(ii) hereof or have been redeemed or exchanged pursuant to Section 23 or Section 24 hereof) may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date and prior to the Expiration Time upon surrender of the Right Certificate, with the appropriate Form of Election to Purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at its office or offices designated for such purpose, accompanied by a Signature Guarantee and such other documentation as the Rights Agent may reasonably request together with payment of the Purchase Price for each one one-thousandth of a Preferred Share as to which the Rights are exercised. For purposes of this Agreement, the “Expiration Time” shall mean the earliest of (i) the Close of Business on the Final Expiration Date, (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), (iii) the time at which the Rights are exchanged pursuant to Section 24 hereof or (iv) the effective time of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 1(e)(ii)(A)(z) hereof.

(b) The purchase price for each one one-thousandth (i.e., 1/1000) of a Preferred Share to be purchased upon the exercise of a Right shall initially be the Purchase Price and such Purchase Price shall be subject to adjustment from time to time as provided in Section 11 and Section 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

(c) Upon receipt of a Right Certificate representing exercisable Rights, with the appropriate Form of Election to Purchase and certificate properly completed and duly executed, accompanied by payment of the aggregate Purchase Price for the number of one one-thousandths of a Preferred Share to be purchased and an amount equal to any applicable transfer tax or charge required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof by cash, certified check, cashier’s check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Shares (or from the Company if there shall be no such transfer agent, or make available if the Rights Agent is the transfer agent) certificates for the number of one one-thousandths of a Preferred Share to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) requisition from any depositary agent for the Preferred Shares depositary receipts representing interests in such number of one one-thousandths of a Preferred Share as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company hereby directs any such depositary agent to comply with such request, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional Preferred Shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated in writing by such holder and (iv) when appropriate, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate.

(d) In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to such holder’s duly authorized assigns, subject to the provisions of Section 6 and Section 14 hereof.

(e) The Company covenants and agrees that it will cause to be reserved and kept available, out of its authorized and unissued Preferred Shares or any Preferred Shares held in its treasury, the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with this Section 7.

(f) Notwithstanding anything in this Agreement to the contrary, (i) the Rights shall not become exercisable pursuant to any provision of this Agreement prior to the Distribution Date and (ii) neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (A) properly completed and duly executed the certificate following the appropriate Form of Election to Purchase set forth on the reverse side of the Right Certificate surrendered for such exercise and (B) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company or the Rights Agent shall reasonably request.

Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of and accepted for exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents (other than the Rights Agent), be delivered to the Rights Agent for cancellation or in cancelled form, or, if delivered or surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. At the expense of the Company, the Rights Agent shall deliver all cancelled Right Certificates to the Company, or shall, at the written request of the Company, destroy or cause to be destroyed such cancelled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

Section 9. Status and Availability of Preferred Shares.

(a) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares (and following the occurrence of an event described in Section 11(a)(ii) or Section 13 hereof, Common Shares and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates (or making of book entry notations) for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and non-assessable shares.

(b) The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares (or Common Shares or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates (or book entry notations) or depositary receipts for the Preferred Shares (or Common Shares or other securities, as the case may be) in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates (or book entry notations) or depositary receipts for Preferred Shares (or Common Shares or other securities, as the case may be) upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company’s reasonable satisfaction that no such tax is due.

(c) The Company covenants and agrees that it will cause to be reserved and kept available, out of its authorized and unissued Preferred Shares (and following the occurrence of an event described in Section 11(a)(ii) or Section 13 hereof, Common Shares and/or other securities) or any shares held in its treasury, the number of Preferred Shares (or Common Shares or other securities, as the case may be) that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with Section 7.

(d) So long as the Preferred Shares (or Common Shares or other securities, as the case may be) issuable upon the exercise of Rights may be listed or admitted to trading on any national securities exchange, the Company shall use its reasonable best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed or admitted to trading on such exchange upon official notice of issuance upon such exercise.

(e) From and after such time as the Rights become exercisable, the Company shall use its reasonable best efforts, if then necessary to permit the issuance of Preferred Shares upon the exercise of Rights, to register and qualify such shares under the Securities Act of 1933, as amended, and any applicable state securities or “Blue Sky” laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as practicable after such filing and keep such registration and qualifications effective (with a prospectus at all times meeting the requirements of the Securities Act of 1933, as amended) until the earlier of the date as of which the Rights are no longer exercisable for such securities and the Expiration Time. The Company may temporarily suspend (with prompt written notice to the Rights Agent), for a period of time not to exceed 120 days, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act of 1933, as amended, and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement (with prompt written notice to the Rights Agent) stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement (with prompt written notice to the Rights Agent) at such time as the suspension is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained and until a registration statement under the Securities Act of 1933, as amended, shall have been declared effective, unless an exemption therefrom is available.

Section 10. Preferred Shares Record Date. Each Person in whose name any certificate (or book entry notation) for Preferred Shares (or Common Shares or other securities, as the case may be) is issued upon the valid exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares represented thereby on, and such certificate (or book entry notation) shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered with the forms of election and certification properly completed and duly executed and payment of the Purchase Price (and any applicable transfer taxes) was made. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares or any other securities for which the Rights shall be exercisable, including the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number of Shares or Number of Rights.

(a) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares into a smaller number of Preferred Shares or (D) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a share exchange, consolidation or merger in which the Company is the continuing or surviving entity), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock that would be issuable upon exercise of a Right on such date (if such Rights were then exercisable), shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock that, if such Right had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of the class or series of capital stock of the Company issuable upon exercise of one Right.

(i) Subject to the following paragraph of this subparagraph (ii) and to Section 24 of this Agreement, on the Shares Acquisition Date (unless the event causing the Shares Acquisition Date is a transaction set forth in Section 13 hereof), each holder of a Right shall thereafter have a right to receive, upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-thousandths of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares as shall equal the result obtained by (x) multiplying the then-current Purchase Price by the number of one one-thousandths of a Preferred Share for which a Right is then exercisable and dividing that product by (y) 50% of the then-current per share market price of the Common Shares (determined pursuant to Section 11(d) hereof) on the date the Person giving rise to the occurrence of the Shares Acquisition Date became an Acquiring Person. In the event that any Person shall become an Acquiring Person and the Rights shall then be outstanding, the Company shall not take any action that would eliminate or diminish the benefits intended to be afforded by the Rights.

From and after the Shares Acquisition Date, any Rights that are or were acquired or Beneficially Owned by (A) any Acquiring Person or any Affiliate or Associate of such Acquiring Person, (B) a transferee of any Acquiring Person (or of any Affiliate or Associate of such Acquiring Person) who becomes a transferee after the Acquiring Person becomes such or (C) a transferee of any Acquiring Person (or of any Affiliate or Associate of such Acquiring Person) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (1) a transfer (whether or not for consideration) from the Acquiring Person (or any Affiliate or Associate of such Acquiring Person) to holders of equity interests in such Acquiring Person (or such Affiliate or Associate) or to any Person with whom the Acquiring Person (or such Affiliate or Associate) has any continuing agreement, arrangement or understanding regarding the transferred Rights or (2) a transfer that the Board has determined is part of a plan, arrangement or understanding that has as a primary purpose or effect the avoidance of this Section 11(a)(ii), and subsequent transferees, shall become null and void without any further action and no holder of such Rights shall thereafter have any rights whatsoever with respect to such Rights whether under this Agreement or otherwise. No Right Certificate shall be issued pursuant to Section 3 that represents Rights Beneficially Owned by an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence, or any Associate or Affiliate or transferee thereof, shall be cancelled. This paragraph shall apply not only to an initial Acquiring Person, and its Affiliates and Associates, but also to subsequent Acquiring Persons, and their Affiliates and Associates.

The Company shall use all reasonable efforts to ensure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of Rights or any other Person as a result of its failure to make any determinations with respect to any Acquiring Person or its Affiliates or Associates or transferees hereunder.

(ii) In the event that the number of Common Shares that are authorized by the Company’s certificate of incorporation and not outstanding or subscribed for, or reserved or otherwise committed for issuance for purposes other than upon exercise of the Rights, is not sufficient to permit the holder of each Right to purchase the number of Common Shares to which such holder would be entitled upon the exercise in full of the Rights in accordance with the foregoing Section 11(a)(ii), or should the Board so elect, the Company shall: (A) determine the excess of (1) the value of the Common Shares issuable upon the exercise of a Right (calculated as provided in the last sentence of this subparagraph (iii)) pursuant to Section 11(a)(ii) hereof (the “Current Value”) over (2) the Purchase Price (such excess, the “Spread”), and (B) with respect to each Right, make adequate provision to substitute for such Common Shares, upon such exercise of a Right and payment of the applicable Purchase Price (or, in the case of a reduction in price, at the time that such payment of the applicable Purchase Price would otherwise occur), any one or more of the following having an aggregate value determined by the Board in good faith to be equal to the Current Value: (1) cash, (2) a reduction in the Purchase Price, (3) Common Shares or other equity securities of the Company (including shares, or fractions of shares, of preferred stock which the Board has determined to have the same value as a Common Share (such shares (or fractions of shares) of preferred stock, “Common Stock Equivalents”)), (4) debt securities of the Company, (5) other assets or (6) any combination of the foregoing; provided that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within 30 days following the later of (x) the first occurrence of an event triggering the rights to purchase Common Shares described in Section 11(a)(ii) hereof and (y) the date on which the Company’s right of redemption pursuant to Section 23(a) hereof expires (the later of (x) and (y) being referred to herein as the “Section 11(a)(ii) Trigger Date”), then the Company shall be obligated to deliver, to the extent permitted by applicable law, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, Common Shares (to the extent available), then, if necessary, such number or factions or Preferred Shares (to the extent available) and then, if necessary, cash, which shares and cash have an aggregate value equal to the Spread. If the Board shall determine in good faith that it is likely that sufficient additional Common Shares could be authorized for issuance upon exercise in full of the Rights, the 30-day period set forth above may be extended to the extent necessary, but not more than 90 days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such 30-day period, as it may be extended, the “Substitution Period”). To the extent that the Company determines that some action need be taken pursuant to the first and/or second sentences of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 7(f) hereof and the last paragraph of Section 11(a)(ii) hereof, that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall make a public announcement, and shall promptly deliver to the Rights Agent a statement, stating that the exercisability of the Rights has been temporarily suspended. At such time as the suspension is no longer in effect, the Company shall make another public announcement, and promptly deliver to the Rights Agent a statement, so stating. For purposes of this Section 11(a)(iii), the value of a Common Share shall be the current per share market price (as determined pursuant to Section 11(d)(i) hereof) of a Common Share on the Section 11(a)(ii) Trigger Date and the value of any “Common Stock Equivalent” shall be deemed to have the same value as the Common Shares on such date.

(b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Shares (or shares having the same rights, privileges and preferences as the Preferred Shares (“equivalent preferred shares”)) or securities convertible into Preferred Shares or equivalent preferred shares at a price per Preferred Share or equivalent preferred share (or having a conversion price per share, if a security convertible into Preferred Shares or equivalent preferred shares) less than the then current per share market price of the Preferred Shares (as defined in Section 11(d) hereof) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying (x) the Purchase Price in effect immediately prior to such record date by (y) a fraction, (1) the numerator of which shall be the sum of (A) the number of Preferred Shares outstanding on such record date plus (B) the number of Preferred Shares that the aggregate offering price of the total number of Preferred Shares and/or equivalent preferred shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current per share market price and (2) the denominator of which shall be the sum of (A) the number of Preferred Shares outstanding on such record date plus (B) the number of additional Preferred Shares and/or equivalent preferred shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the class or series of shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying (x) the Purchase Price in effect immediately prior to such record date by (y) a fraction, (1) the numerator of which shall be the difference of (A) the then current per share market price of the Preferred Shares on such record date, less (B) the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Preferred Share and (2) the denominator of which shall be such current per share market price of the Preferred Shares; provided that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the class or series of shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

(d) For the purpose of any computation hereunder other than computations made pursuant to Section 11(a)(iii), the “current per share market price” of any security (a “Security” for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days immediately prior to such date, and for purposes of computations made pursuant to Section 11(a)(ii), the current per share market price of any Security shall be deemed to be the average of the daily closing prices per share of such Security for the 10 consecutive Trading Days immediately prior to such date; provided that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares or (B) any subdivision, combination or reclassification of such Security and prior to the expiration of 30 Trading Days or 10 Trading Days, as set forth above, after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq Global Select Market or, if the Security is not listed or admitted to trading on the Nasdaq Global Select Market, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board. If on any such date no market maker is making a market in the Security, the fair value of such shares on such date as determined in good faith by the Board will be used, which determination will be described in a statement filed with the Rights Agent and will be conclusive and binding on the Rights Agent and the holders of the Rights. If the current per share market price of the Preferred Shares cannot be determined in the manner provided above or if the Preferred Shares are not publicly held or not listed or traded in a manner described above, then the current per share market price of the Preferred Shares will be conclusively deemed to be (x) the current per share market price of the Common Shares as determined pursuant to this Section 11(d)(i) multiplied by (y) 1,000 (as such number may be appropriately adjusted to reflect any subdivision, combination, consolidation, reverse stock split or reclassification of Common Shares occurring after the date of this Agreement). If the Security (other than the Preferred Shares) is not publicly held or not so listed or traded, or if on any such date the Security is not so quoted and no such market maker is making a market in the Security, then the current per share market price means the fair value per share as determined in good faith by the Board, after consultation with a nationally recognized investment banking firm, whose determination will be described in a statement filed with the Rights Agent and will be conclusive and binding on the Rights Agent and the holders of the Rights.

(i) For the purpose of any computation hereunder, the “current per share market price” of the Preferred Shares shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Shares are not publicly traded, the “current per share market price” of the Preferred Shares shall be conclusively deemed to be the current per share market price of the Common Shares as determined pursuant to Section 11(d)(i) (appropriately adjusted to reflect any stock split, stock combination, stock dividend or similar transaction occurring after the date hereof), multiplied by 1,000. If neither the Common Shares nor the Preferred Shares are publicly held or so listed or traded, “current per share market price” shall mean the fair value per share as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

(e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided that any adjustments that by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one one-millionth of a Preferred Share or one one-thousandth of any other share or security as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction that, but for such sentence of this Section 11(e), would have required such adjustment and (ii) the Expiration Time.

(f) If as a result of an adjustment made pursuant to Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, the number of such other shares so receivable upon exercise of any Right shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in Section 11(a) through Section 11(c), inclusive, and the provisions of Section 7, Section 9, Section 10 and Section 13 with respect to the Preferred Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-thousandths of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Section 11(b) and Section 11(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandths of a Preferred Share (calculated to the nearest one one-millionth of a Preferred Share) obtained by (i) multiplying (x) the number of one one-thousandths of a share covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights in substitution for any adjustment in the number of one one-thousandths of a Preferred Share purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-thousandths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one one-thousandth) obtained by dividing (x) the Purchase Price in effect immediately prior to adjustment of the Purchase Price by (y) the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been distributed, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been distributed, upon each adjustment of the number of Rights pursuant to this Section 11(i), the

Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates to be so distributed shall be issued, executed and delivered by the Company and countersigned by the Rights Agent in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of one one-thousandths of a Preferred Share issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one one-thousandths of a Preferred Share that were expressed in the initial Right Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below one one-thousandth of the then par value of the Preferred Shares issuable upon exercise of the Rights, the Company shall take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable Preferred Shares at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (with prompt written notice thereof to the Rights Agent), the issuing to the holder of any Right exercised after such record date, the additional Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled, but shall not be obligated, to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11 as and to the extent that it in its sole discretion shall determine to be advisable in order that any (i) combination, consolidation or subdivision of the Preferred Shares, (ii) issuance wholly for cash of any Preferred Shares at less than the current market price, (iii) issuance wholly for cash of Preferred Shares or securities that by their terms are convertible into or exchangeable for Preferred Shares, (iv) dividends on Preferred Shares payable in Preferred Shares or (v) issuance of any rights, options or warrants referred to in Section 11(b) hereof, hereafter made by the Company to holders of its Preferred Shares shall not be taxable to such stockholders.

(n) In the event that at any time after the date this Agreement and prior to the Distribution Date, the Company shall (i) declare or pay any dividend on the Common Shares payable in Common Shares or (ii) effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise other than by payment of dividends in Common Shares) into a greater or lesser number of Common Shares, then in any such case (x) the number of one one-thousandths of a Preferred Share purchasable after such event upon proper exercise of each Right shall be determined by multiplying (1) the number of one one-thousandths of a Preferred Share so purchasable immediately prior to such event by (2) a fraction, (A) the numerator of which is the number of Common Shares outstanding immediately before such event and (B) the denominator of which is the number of Common Shares outstanding immediately after such event, and (y) each Common Share outstanding immediately after such event shall have issued with respect to it that number of Rights that each Common Share outstanding immediately prior to such event had issued with respect to it. The adjustments provided for in this Section 11(n) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

(o) The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23, Section 24 and Section 27, take (or permit any Subsidiary to take) any action if the purpose of such action is to, or if at the time such action is taken it is reasonably foreseeable that such action will, diminish substantially or eliminate the benefits intended to be afforded by the Rights.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made or any event occurs affecting the Rights or their exercisability (including an event that causes Rights to become null and void) as provided in Section 11 or Section 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, or describing such event, and a brief, reasonably detailed statement of the facts and computations accounting for such adjustment or describing such event, (b) file with the Rights Agent and with each transfer agent for the Common Shares or the Preferred Shares a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof. Notwithstanding the foregoing sentence, the failure of the Company to make such certification, give such notice or mail such summary shall not affect the validity of or the force or effect of the requirement for such adjustment. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, such adjustment unless and until it shall have received such certificate.

Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power. In the event that, from and after the Shares Acquisition Date, directly or indirectly, (a) the Company shall effect a share exchange, consolidate with, or merge with and into any other Person (other than a Subsidiary of the Company), (b) any Person (other than a Subsidiary of the Company) shall effect a share exchange, consolidate with the Company or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property or (c) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person other than the Company or one of its wholly owned Subsidiaries, then, and in each such case, proper provision shall be made so that (i) each holder of a Right (other than a holder whose Rights have become null and void pursuant to Section 11(a)(ii) hereof) shall thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-thousandths of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of validly authorized and issued, fully paid, non-assessable and freely tradable shares of common stock of the Principal Issuer as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one one-thousandths of a Preferred Share for which a Right is then exercisable and dividing that product by (B) 50% of the then current per share market price of the common stock of the Principal Issuer (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer; (ii) the Principal Issuer shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term “Company” shall thereafter be deemed to refer to the Principal Issuer; and (iv) the Principal Issuer shall take such steps (including, but not limited to, the reservation of a sufficient number of its common stock in accordance with Section 9 hereof) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to the common stock thereafter deliverable upon the exercise of the Rights. The Company covenants and agrees that it shall not consummate any such consolidation, merger, sale or transfer unless prior thereto the Company and the Principal Issuer shall have executed and delivered to the Rights Agent a supplemental agreement providing for the treatment described in this Section 13 and such other actions that the Board determines in good faith are necessary to give effect to the intent of this Agreement. The Company shall not enter into any transaction of the kind referred to in this Section 13 if at the time of such transaction there are any rights, warrants, instruments or securities outstanding or any agreements or arrangements that, as a result of the consummation of such transaction, would eliminate or substantially diminish the benefits intended to be afforded by the Rights. The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. For purposes hereof, the “earning power” of the Company and its Subsidiaries shall be determined in good faith by the Board on the basis of the operating earnings of each business operated by the Company and its Subsidiaries during the three fiscal years preceding the date of such determination (or, in the case of any business not operated by the Company or any Subsidiary during three full fiscal years preceding such date, during the period such business was operated by the Company or any Subsidiary). In the event a transaction described in this Section 13 shall occur at any time after the occurrence of an event described in Section 11(a)(ii) hereof, the Rights which have theretofore not been exercised shall thereafter become exercisable in the manner described in this Section 13.

Section 14. Fractional Rights and Fractional Shares.

(a) The Company shall not be required to issue fractions of Rights or to distribute Right Certificates that evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq Global Select Market or, if the Rights are not listed or admitted to trading on the Nasdaq Global Select Market, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board shall be used.

(b) The Company shall not be required to issue fractions of Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share or such other fraction determined pursuant to Section 11(n) hereof) upon exercise of the Rights or to distribute certificates (or make book entry notations) that evidence fractional Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share or such other fraction determined pursuant to Section 11(n) hereof). Fractions of Preferred Shares in integral multiples of one one-thousandth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-thousandth of a Preferred Share, the Company shall pay to each registered holder of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Preferred Share as the fraction of one Preferred Share that such holder would otherwise receive upon the exercise of the aggregate number of rights exercised by such holder. For the purposes of this Section 14(b), the current market value of a Preferred Share shall be the closing price of a Preferred Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

(c) The holder of a Right by the acceptance of the Right expressly waives any right to receive fractional Rights or fractional shares upon exercise of a Right (except as provided above).

(d) Whenever a payment for fractional Rights or fractional shares is to be made by the Rights Agent under this Agreement, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payment and the prices or formulas utilized in calculating such payments and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent may rely upon such a certificate and has no duty with respect to, and will not be deemed to have knowledge of, any payment for fractional Rights or fractional shares under any Section of this Agreement relating to the payment of fractional Rights or fractional shares unless and until the Rights Agent has received such a certificate and sufficient monies.

Section 15. Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action vested in the Rights Agent pursuant to the terms of this Agreement, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Shares) may, without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Shares), in such holder’s own behalf and for such holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights evidenced by the Right Certificate in the manner provided in this Agreement and in any issued and outstanding Right Certificate representing such Right. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement by the Company and will be entitled to specific performance of the obligations hereunder, and injunctive relief against actual or threatened violations of the obligations of the Company under this Agreement.

Section 16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

(b) after the Distribution Date, the Right Certificates are transferable only on the registry books maintained by the Rights Agent if surrendered at the office or offices of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate form of assignment and certificates, properly completed and duly executed, accompanied by a Signature Guarantee and such other documentation as the Rights Agent may reasonably request;

(c) the Company and the Rights Agent shall deem and treat the Person in whose name a Right Certificate (or, prior to the Distribution Date, the associated Common Share certificate or, in the case of Book Entry Shares, the book entry account evidencing record ownership of such shares) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

(d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability or failure to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment or ruling (whether interlocutory or final) issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

Section 17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company that may at any time be issuable on the exercise of such Rights nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until such Right shall have been properly exercised in accordance with the provisions hereof.

Section 18. Compensation and Indemnity of the Rights Agent.

(a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a fee schedule to be mutually agreed upon and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the preparation, negotiation, execution, administration, delivery and amendment of this Agreement and the exercise and performance of its duties hereunder. The Company also covenants and agrees to indemnify the Rights Agent (including employees, directors, officers and agents of the Rights Agent) for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including the reasonable fees and expenses of legal counsel) that may be paid, incurred or suffered by it, or to which it may become subject, without gross negligence, willful misconduct or bad faith (which gross negligence, willful misconduct or bad faith must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction) for any action taken, suffered or omitted by the Rights Agent (including employees, directors, officers and agents of the Rights Agent) in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the reasonable costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or of enforcing its rights under this Agreement.

(b) The Rights Agent shall be authorized and protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder in reliance upon any Rights Certificate or Common Stock certificate or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be duly signed, executed and, where necessary, guaranteed, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith unless and until it has received such notice in writing.

(c) Section 18 and Section 20 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent and the exercise, termination and expiration of the Rights. Notwithstanding anything in this Agreement to the contrary, in no event shall the Rights Agent be liable for special, punitive, incidental, indirect or consequential loss or damage of any kind whatsoever, even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action. Notwithstanding anything to the contrary herein, any liability of the Rights Agent under this Agreement shall be limited to the amount of fees (but not including any reimbursed costs) paid by the Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought.

Section 19. Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or document or any further act on the part of any of the parties hereto; provided, however, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities, or a share exchange, shall be deemed a merger or consolidation for purposes of this Section 19. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. Rights and Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations expressly set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement against the Rights Agent. The Rights Agent shall perform such duties and obligations upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, or, prior to the Distribution Date, Common Shares, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel selected by it (who may be legal counsel for the Company or an employee or legal counsel of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall have no liability for or in respect of, any action taken or omitted by it in the absence of bad faith and in accordance with such advice or opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including the identity of any Acquiring Person and the determination of the Current Market Price) be proved or established by the Company prior to taking, suffering, or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chief Executive Officer, the Chief Financial Officer, any Senior Vice President or Vice President or the Chief Business Affairs and Legal Officer and Secretary of the Company, or any other authorized officer of the Company, and delivered to the Rights Agent; and such certificate shall be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall incur no liability for or in respect of any action taken, suffered, or omitted to be taken by it under the provisions of this Agreement in reliance upon such a certificate. The Rights Agent shall have no duty to act without such certificate as set forth in this Section 20(b).

(c) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.

(d) The Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the legality or validity or execution of any Rights Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor shall it be liable or responsible for any adjustment or calculation required under Section 11, Section 13, Section 14 or Section 24 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment or calculation (except with respect to the exercise of Rights evidenced by Rights Certificates subject to the terms and conditions hereof after actual notice of any such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock or Preferred Stock to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Common Stock or Preferred Stock will, when so issued, be validly authorized and issued, fully paid and nonassessable.

(e) The Rights Agent shall be protected and shall incur no liability for, any action taken, suffered or omitted to be taken by it in connection with its administration of this Agreement in reliance upon any Right Certificate or certificate for the Preferred Shares or Common Shares of the Company or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in this Section 20.

(f) The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including obligations under applicable regulation or law.

(g) The Rights Agent shall not be required to take notice or be deemed to have notice of any event or condition hereunder, including any event or condition that may require action by the Rights Agent, unless the Rights Agent shall be specifically notified in writing of such event or condition by the Company, and all notices or other instruments required by this Agreement to be delivered to the Rights Agent must, in order to be effective, be received by the Rights Agent as specified in Section 26 hereof, and in the absence of such notice so delivered, the Rights Agent may conclusively assume no such event or condition exists.

(h) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Rights with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

(i) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(j) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person reasonably believed by the Rights Agent to be the Chief Executive Officer, the Chief Financial Officer, any Senior Vice President or Vice President or the Chief Business Affairs and Legal Officer and Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties under this Agreement, and such instructions shall provide full authorization and protection to the Rights Agent and the Rights Agent shall not be liable for and it shall incur no liability for or in respect of any action taken, suffered, or omitted by it in accordance with instructions of any such officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken, suffered or omitted to be taken by the Rights Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received from any such officer, and shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with a proposal included in any such application on or after the date specified therein (which date shall not be less than three Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date, in the case of an omission), the Rights Agent shall have received in response to such application, written instructions with respect to the proposed action or omission specifying the action to be taken or omitted.

(k) The Rights Agent and any stockholder, director, Affiliate, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(l) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence, willful misconduct or bad faith in the selection and continued employment thereof (which gross negligence, willful misconduct or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

(m) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights or powers if the Rights Agent has reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(n) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been properly completed or indicates an affirmative response to clause 1 or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company; provided, however that Rights Agent shall not be liable for any delays arising from the duties under this Section 20(n).

(o) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same.

(p) In the event the Rights Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent, may (upon notice to the Company of such ambiguity or uncertainty), in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Rights Certificate or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Rights Agent.

Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to the Company, and to the holders of the Right Certificates by first class mail and, in the event that the Rights Agent or one of its Affiliates is not also the transfer agent for the Company, to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice. The Company may remove the Rights Agent or any successor Rights Agent upon no less than 30 days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail, and, if such removal occurs after the Distribution Date, to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by any registered holder of a Right (who shall, with such notice, submit such holder’s Right Certificate or, before the Distribution Date, certificate representing Common Shares (or Book Entry Shares), for inspection by the Company), then any registered holder of any Right may apply to any court of the United States or of any state thereof having competent jurisdiction over such matter for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (i) a Person (other than a natural Person) organized and doing business under the laws of the United States or any state of the United States, in good standing, which is authorized under such laws to exercise stock transfer powers and is subject to supervision or examination by federal or state authority and which has, along with its Affiliates, at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (ii) an Affiliate of a Person described in clause (i) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent under this Agreement without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further reasonable assurance, conveyance, act or deed necessary for the purpose, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares or Preferred Shares, and, if such appointment occurs after the Distribution Date, mail a notice thereof in writing to the registered holders of the Rights. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Rights made in accordance with the provisions of this

Agreement. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the earlier of the Redemption Date and the Final Expiration Date, the Company may with respect to Common Shares so issued or sold (i) pursuant to the exercise of stock options, (ii) under any employee plan or arrangement, (iii) upon the exercise, conversion or exchange of other securities, rates or debentures issued by the Company or (iv) pursuant to a contractual obligation of the Company, in the case of each of clauses (i), (ii), (iii) and (iv), existing prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, that (x) no such Right Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate would be issued, (y) no such Right Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof and (z) no such Right Certificate shall be issued to an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Section 23. Redemption.

(a) The Board may at its option, at any time from and after the Record Date and prior to such time as any Person becomes an Acquiring Person (the “Redemption Period”), redeem all (and not less than all) the then-outstanding Rights at the Redemption Price. After the Redemption Period has expired, the Board may not extend the period for redemption of the Rights or otherwise provide for their redemption. The Redemption Price shall be payable, at the option of the Company, in cash, Common Shares (based on the current per share market value of the Common Shares at the time of redemption), or such other form of consideration as the Board shall determine. The redemption of the Rights by the Board may be made effective at such time during the Redemption Period, on such basis and subject to such conditions as the Board in its sole discretion may establish.

(b) Immediately upon the action of the Board ordering the redemption of the Rights pursuant to Section 23(a), and without any further action and without any notice, the right to exercise all then outstanding Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; provided that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board ordering the redemption of the Rights pursuant to Section 23(a), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. If the payment of the Redemption Price is not included with such notice, each such notice shall state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than (i) as specifically set forth in this Section 23 or in Section 24 hereof or (ii) in connection with the purchase of Common Shares prior to the Distribution Date.

Section 24. Exchange.

(a) The Board may, at its option, at any time after any Person becomes an Acquiring Person, authorize and direct the exchange of all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) for Common Shares at an exchange ratio (the “Exchange Ratio”) of one Common Share per Right, appropriately adjusted to reflect any stock split, stock combination, stock dividend or similar transaction occurring after the date hereof. The exchange of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after (i) any Acquiring Person, together with all Affiliates and Associates of such Acquiring Person, becomes the Beneficial Owner of a majority of the Common Shares then outstanding or (ii) the occurrence of a transaction described in Section 13 hereof.

(b) Immediately upon the effectiveness of the action of the Board ordering the exchange of any Rights pursuant to Section 24(a) hereof and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; provided that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall deliver a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice that is delivered in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by that the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights that have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights. Following the effectiveness of the action of the Board ordering the exchange of any Rights pursuant to Section 24(a) hereof, the Company may implement such procedures as it deems appropriate, in its sole discretion, for the purpose of ensuring that the Common Shares issuable upon an exchange pursuant to this Section 24 is not received by holders of Rights that have become null and void pursuant to the provisions of Section 11(a)(ii) hereof. Before effecting an exchange pursuant to this Section 24, the Board may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board shall then approve (the “Trust Agreement”). If the Board so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the “Trust”) all or a portion (as designated by the Board) of the Common Shares issuable pursuant to the exchange, and all holders of Rights entitled to receive such shares or securities pursuant to the exchange shall be entitled to receive such shares or securities (and any dividends paid or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement. Prior to effecting an exchange and registering Common Shares in any Person’s name, including any nominee or transferee of a Person, the Company may require (or cause the trustee of the Trust to require), as a condition thereof, that any holder of Rights provide evidence, including, but not limited to, the identity of the Beneficial Owners thereof and their Affiliates and Associates (or former Beneficial Owners thereof and their Affiliates and

Associates) as the Company shall reasonably request in order to determine if such Rights are null and void. If any Person shall fail to comply with such request, the Company shall be entitled conclusively to deem the Rights formerly held by such Person to be null and void pursuant to Section 11(a)(ii) hereof and not transferable or exercisable or exchangeable in connection herewith.

(c) In any exchange pursuant to this Section 24, the Company, at its option, may substitute Preferred Shares (or Common Stock Equivalents) for Common Shares exchangeable for Rights, at the initial rate of one one-thousandth (1/1000) of a Preferred Share (or Common Stock Equivalent) for each Common Share, as appropriately adjusted to reflect adjustments in the voting rights of the Preferred Shares pursuant to the terms thereof, so that the fraction of a Preferred Share delivered in lieu of each Common Share shall have the same voting rights as one Common Share.

(d) In the event that there shall not be sufficient Common Shares, Preferred Shares or Common Stock Equivalents authorized by the Company’s certificate of incorporation and not outstanding or subscribed for, or reserved or otherwise committed for issuance for purposes other than upon exercise of Rights, to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional Common Shares, Preferred Shares or Common Stock Equivalents for issuance upon exchange of the Rights.

(e) The Company shall not be required to issue fractions of Common Shares or to distribute certificates (or make book entry notations) that evidence fractional Common Shares. In lieu of such fractional Common Shares, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current per share market value of a whole Common Share. For the purposes of this Section 24(e), the current per share market value of a whole Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

Section 25. Notice of Certain Events.

(a) In case the Company shall, at any time after the Distribution Date, propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Shares or to make any other distribution to the holders of its Preferred Shares (other than a regular quarterly cash dividend), (ii) to offer to the holders of its Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares), (iv) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person (other than the Company or any of its Subsidiaries in one or more transactions not otherwise prohibited by this Agreement), (v) to effect the liquidation, dissolution or winding up of the Company, or (vi) to declare or pay any dividend on the Common Shares payable in

Common Shares or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Company shall give to the Rights Agent and each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution or winding up is to take place and the date of participation therein by the holders of the Common Shares and/or Preferred Shares, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares and/or Preferred Shares, whichever shall be the earlier.

(b) In case any event set forth in Section 11(a)(ii) or Section 13 hereof shall occur, then the Company shall as soon as practicable thereafter give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) or Section 13 hereof. The failure to give notice required by this Section 25 or any defect therein shall not affect the legality or validity of the action taken by the Company or the vote upon any such action.

Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right to or on the Company shall be sufficiently given or made if in writing and sent by overnight delivery service or first-class mail, postage prepaid, properly addressed (until another address is filed in writing with the Rights Agent) as follows:

ACELYRIN, INC.

4149 Liberty Canyon Road

Agoura Hills, CA 91301

Attention: Mina Kim; Amar Murugan

Email:

with a copy (which will not constitute notice) to:

Fenwick & West LLP

902 Broadway

18th Floor

New York, NY 10010

Attention: Stefano Quintini; Ethan A. Skerry; Jeremy R. Delman

Email: squintini@fenwick.com; eskerry@fenwick.com; jdelman@fenwick.com

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right to or on the Rights Agent shall be sufficiently given or made if in writing and sent by overnight delivery service or first-class mail, postage prepaid, properly addressed (until another address is filed in writing with the Company) as follows:

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Attn: Client Services

Facsimile: (781) 575-4210

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. Supplements and Amendments. Subject to this Section 27, the Company may from time to time, and the Rights Agent shall, if the Company directs, supplement or amend this Agreement without the approval of any holders of Rights in order to cure any ambiguity, to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, or to make any change to or delete any provision hereof or to adopt any other provisions with respect to the Rights that the Company may deem necessary or desirable. After such time as any Person becomes an Acquiring Person, this Agreement shall not be amended or supplemented in any manner that would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates and any transferee of the Acquiring Person or any Affiliate or Associate thereof). Without limiting the foregoing, the Company, by action of the Board, may, at any time before any Person becomes an Acquiring Person, amend this Agreement to make this Agreement inapplicable to a particular transaction by which a Person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of this Agreement as they may apply with respect to any such transaction. For the avoidance of doubt, the Company shall be entitled to adopt and implement such procedures and arrangements (including with third parties) as it may deem necessary or desirable to facilitate the exercise, exchange, trading, issuance or distribution of the Rights (and Preferred Shares) as contemplated hereby and to ensure that an Acquiring Person does not obtain the benefits thereof, and amendments in respect of the foregoing shall not be deemed to adversely affect the interests of the holders of Rights. No such supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent and the Company. The Rights Agent shall duly execute and deliver any supplement or amendment hereto requested by the Company in writing, provided that the Company has delivered to the Rights Agent a certificate from the Chief Executive Officer, the Chief Financial Officer, any Senior Vice President or Vice President or the Chief Business Affairs and Legal Officer and Secretary of the Company, or any other authorized officer of the Company that states that the proposed supplement or amendment complies with the terms of this Agreement, including this Section 27. Any such supplement or amendment authorized by this Section 27 will be evidenced by a writing signed by the Company and the Rights Agent. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall duly execute and deliver such supplement or amendment hereto requested by the Company in writing; provided that the Rights Agent may, but shall not be obligated to, enter into any amendment or supplement to this Agreement that in the opinion of the Rights Agent, may materially adversely affect the Right’s Agent’s own rights, duties, liabilities, obligations or immunities under this Agreement. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of holders of Common Shares.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any person or entity other than the Company, the Rights Agent and the registered holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights.

Section 30. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, then such term, provision, covenant or restriction shall be enforced to the maximum extent permissible, and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated provided that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board determines in its good faith judgment that severing the invalid language from this Agreement or the Rights would adversely affect the purpose or effect of this Agreement, the right of redemption set forth in Section 23 shall be reinstated and shall not expire until the Close of Business on the 10th day following the date of such determination by the Board; further, provided, however, that if such excluded provision shall materially and adversely affect the rights, immunities, liabilities, duties or obligations of the rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

Section 31. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State. The Company and each holder of Rights hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if such court lacks subject matter jurisdiction, the United States District Court for the District of Delaware, over any suit, action or proceeding arising out of or relating to this Agreement. The Company and each holder of Rights acknowledge that the forum designated by this Section 31 has a reasonable relation to this Agreement and to such Persons’ relationship with one another. The Company and each holder of Rights hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in any court referred to in this Section 31. The Company and each holder of Rights undertake not to commence any action subject to this Agreement in any forum other than the forum described in this Section 31. The Company and each holder of Rights agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such Persons.

Section 32. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

Section 33. Descriptive Headings; Interpretation. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless the context of this Agreement otherwise requires (a) words of any gender include each other gender and neutral forms of such words, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (d) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (e) references to any person include the successors and permitted assigns of that person and (f) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively.

Section 34. Administration. The Board (or an authorized committee thereof) shall have the exclusive power and authority to administer and interpret the provisions of this Agreement and to exercise all rights and powers specifically granted to the Board or as may be necessary or advisable in the administration of this Agreement. Without limiting any of the rights and immunities of the Rights Agent, all such actions, calculations, determinations and interpretations (including, for purposes of clause (ii) below, all omissions with respect to the foregoing) which are done or made by the Board in good faith shall (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties and (ii) not subject the Board (or an authorized committee thereof) or any of the directors serving on the Board to any liability to any of the Rights Agent or the holders of Rights (solely in their capacity as such). Nothing in this Agreement shall (i) modify the fiduciary duties of directors to the Company and its stockholders, (ii) alter the standard of review a court of competent jurisdiction may apply to review any action, interpretation, determination or calculation (or any omission with respect to the foregoing) by the Board (or an authorized committee thereof) for compliance with the directors’ fiduciary duties to the Company and its stockholders or (iii) provide for an elimination or limitation of the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent not permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time.

Section 35. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof.

(a) Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control (including any act or provision or any present or future law or regulation or governmental authority, any acts of God, epidemics, pandemics, terrorist acts, shortage of supply, breakdowns, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest).

Section 36. USA PATRIOT Act. The Company acknowledges that the Rights Agent is subject to the customer identification program requirements pursuant to the USA PATRIOT Act and its implementing regulations, and that the Rights Agent must obtain, verify and record information that allows the Rights Agent to identify the Company. Accordingly, prior to accepting an appointment, the Rights Agent has received information from the Company that will help the Rights Agent to identify the Company, including the Company’s physical address, tax identification number, organizational documents, certificate of good standing, license to do business or such other information that the Rights Agent deems necessary and, pending verification of such received information, the Rights Agent may request additional such information. The Company agrees to provide all reasonably requested information necessary for the Rights Agent to verify the Company’s identity in accordance with such customer identification program requirements.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

Company:

ACELYRIN, INC.

By:	/s/ Mina Kim
Title:	Chief Executive Officer

Rights Agent:

COMPUTERSHARE TRUST COMPANY, N.A.

By:	Dave Adamson

Title:	Executive Vice President, Equity Markets

Exhibit A

FORM

of

CERTIFICATE OF DESIGNATIONS

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

ACELYRIN, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

ACELYRIN, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Company as required by Section 151 of the General Corporation Law at a meeting duly called and held on March 12, 2025:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the “Board of Directors” or the “Board”) in accordance with the provisions of the Certificate of Incorporation of the Company, pursuant to which 10,000,000 shares of Preferred Stock, par value $0.00001 per share (the “Preferred Stock”), are authorized and none of which have been issued as of the date hereof, the Board hereby creates a series of Preferred Stock and states the designation and number of shares, and fixes the relative rights, preferences and limitations thereof as follows:

Series A Junior Participating Preferred Stock:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 150,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into shares of Series A Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any other stock) ranking prior and superior to the Series A Preferred Stock with respect to

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dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, par value $0.00001 per share (the “Common Stock”) of the Company and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last business day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount (if any) per share (rounded to the nearest cent), subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise) declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Company shall at any time after March 13, 2025 (the “Effective Date”), declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying (x) such amount by (y) a fraction, (1) the numerator of which is the number of shares of Common Stock outstanding immediately after such event and (2) the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends due pursuant to paragraph (A) of this Section 2 shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

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Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event the Company shall at any time after the Effective Date declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying (x) such number by (y) a fraction, (1) the numerator of which is the number of shares of Common Stock outstanding immediately after such event and (2) the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein or in the Company’s Certificate of Incorporation, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(C) Except as set forth herein or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Company shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided, that the Company may at any time redeem, purchase or

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otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Company ranking junior (as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred Stock.

(B) The Corporation shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. The Corporation shall take all such actions as are necessary to cause all such shares to become authorized but unissued shares of Preferred Stock that may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein or in the Company’s Certificate of Incorporation, including any Certificate of Designations creating a series of Preferred Stock or any similar stock, or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of shares of Common Stock, an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends. In the event the Company shall at any time after the Effective Date declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) If the assets of the Company legally available for distribution to the holders of shares of Series A Preferred Stock upon liquidation, dissolution or winding up of the Company are insufficient to pay the full preferential amount set forth in the first sentence of paragraph (A) above, then the entire assets of the Company legally available for distribution to the holders of Series A Preferred Stock shall be distributed among such holders in proportion to the shares of Series A Preferred Stock then held by them.

(C) The foregoing rights upon liquidation, dissolution or winding up provided to the holders of Series A Preferred Stock shall be subject to the rights of the holders of any other series of Preferred Stock (or any other stock) that by its terms is ranking prior and superior to the Series A Preferred Stock upon liquidation, dissolution or winding up.

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Section 7. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Company shall at any time after the Effective Date declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 9. Amendment. The Corporation’s Certificate of Incorporation shall not be amended in any manner, including in a merger or consolidation, which would alter, change or repeal the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class.

Section 10. Fractional Shares. Series A Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

Section 10. Ranking. The Series A Preferred Stock shall rank junior to all other series of Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to such matters.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Company by its Chief Executive Officer this 13th day of March, 2025.

ACELYRIN, INC.

By:

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Exhibit B

As provided in the Rights Agreement described below, Rights which are or have been beneficially owned by an Acquiring Person or any Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) and certain transferees thereof shall become null and void and will no longer be transferable.

SUMMARY OF STOCK PURCHASE RIGHTS

On March 12, 2025, the Board of Directors of ACELYRIN, INC. (the “Company”) declared a dividend of one stock purchase right (a “Right”) for each outstanding share of Company common stock, par value $0.00001 per share (the “Common Stock”), of the Company. The dividend is payable to stockholders of record on March 24, 2025 (the “Record Date”). In addition, one Right will be issued with each share of Common Stock that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date (as defined below), the date the Rights are redeemed and the date the Rights expire or (ii) following the Distribution Date and prior to the date the Rights are redeemed and the date the Rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other securities of the Company, outstanding prior to the Distribution Date. Each Right entitles the registered holder of Common Stock to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a price of $16 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. A complete description of the terms of the Rights is set forth in a Rights Agreement between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”), which has been filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K filed on March 13, 2025.

The Board adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 10 percent or more of the shares of Common Stock without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, the Rights Agreement should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

The Rights. Until the close of business of the earlier to occur of the date that is (i) 10 days following a public announcement or disclosure or good faith determination by the Board of Directors of the Company that a person or group of affiliated or associated persons (an “Acquiring Person”), has acquired beneficial ownership of 10% (or, in the case of passive institutional investors, 20%) or more of the Company’s outstanding Common Stock (which includes for this purpose shares referenced in derivative transactions and securities) or (ii) 10 business days (or a later date determined by the Company’s Board of Directors before a person or group becomes an Acquiring Person) following the first public announcement of an intention to make, or following the commencement of, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be represented by certificates for Common Stock with a copy

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of this Summary of Rights attached or, in the case of uncertificated shares of Common Stock, by the book entry account that evidences record ownership for such shares.

Acquiring Persons. No person or group will become an Acquiring Person if the Company’s Board of Directors determines that such person crossed the relevant ownership threshold inadvertently, and such person or group promptly sells shares of Common Stock until they own less than 10% (or, in the case of passive institutional investors, 20%) of the outstanding Common Stock or established to the Board’s satisfaction that such Person did not cross the relevant ownership threshold with an intent to cause a change of control or influence the management or policies of the Company.

The Rights Agreement provides that any person that beneficially owned, together with any affiliates and associates of that person, 10% (or, in the case of passive institutional investors, 20%) or more of the outstanding Common Stock immediately prior to the first public announcement of the adoption of the Rights Agreement (each a “Grandfathered Person”), shall not be deemed to be an Acquiring Person for purposes of the Rights Agreement and does not acquire shares of Common Stock to an amount equal to or greater than the greater of (i) 10% (or, in the case of passive institutional investors, 20%) and (ii) the sum of the lowest beneficial ownership of such person since the first public announcement of adoption of the Rights Agreement plus one share of Common Stock.

Separation and Distribution of Rights. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates or book entry shares issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any Common Stock certificates or book entry shares, even without such notation or a copy of this Summary of Rights being attached, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate or book entry account. After the Distribution Date, separate certificates representing the Rights or book entry statements will be mailed to record holders of Common Stock on the Distribution Date and such separate certificates or book entry statements alone will evidence the Rights. If shares of Common Stock are issued or sold after the Distribution Date (but prior to the redemption or expiration of the Rights) in connection with the exercise of stock options or upon the exercise, conversion or exchange of other securities of the Company outstanding prior to the Distribution Date, the Company shall issue the appropriate number of Rights in connection with such issuance or sale.

Exercise; Expiration. The Rights are not exercisable until the Distribution Date. The Rights will expire on March 12, 2026, unless the expiration date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below. Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of the Company.

Anti-dilution Adjustments. The purchase price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment upon certain events occurring before the Distribution Date.

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Preferred Stock Provisions. The Preferred Shares have been structured so that each Preferred Share has dividend, liquidation and voting rights equal to those of 1,000 shares of Common Stock. Because of this, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock. The Preferred Shares are not redeemable.

Flip-In Event. In the event that any person or group owns more than 10% (or, in the case of passive institutional investors, 20%) of the Company’s outstanding Common Stock and thereby becomes an Acquiring Person, unless the event causing the person to become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, or any affiliates and associates of that person (which will thereafter be void), will thereafter have the right to receive upon exercise and payment of the exercise price that number of shares of Common Stock having a market value of two times the exercise price of the Right. If the Company does not have enough authorized but unissued shares of Common Stock to satisfy this obligation to issue Common Stock, the Company will deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Stock issuable upon exercise of a Right or adjust the exercise price of a Right accordingly.

Flip-Over Event. In the event that any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with any Person, or 50% or more of its consolidated assets or earning power are sold to any Person other than the Company or one of its wholly owned Subsidiaries, each holder of a Right, other than Rights owned by an Acquiring Person (and the affiliates, associates and certain transferees of such Acquiring Person), will thereafter have the right to receive, upon exercise and payment of the exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right; provided that, if the Company fails to meet such obligation within 30 days following the date a Person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Stock (to the extent available) and cash equal in value to the difference between the value of the Common Stock otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors of the Company may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Stock to permit the issuance of Common Stock upon the exercise in full of the Rights.

Exchange. At any time after a person or group becomes an Acquiring Person and prior to such person or group acquiring a majority of the outstanding Common Stock, the Company’s Board of Directors may exchange all or some of the Rights (other than Rights owned by the Acquiring Person and the affiliates, associates and certain transferees of such Acquiring Person) at an exchange ratio of one share of Common Stock, or one one-thousandth of a Preferred Share (or other equivalent securities), per Right.

Adjustments of Purchase Price. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the

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Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Redemption. At any time before a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem all (but not some) of the Rights at a price of $0.00001 per Right and on such terms and conditions as the Board of Directors of the Company may establish. After the period for redemption of the Rights has expired, the Board of Directors of the Company may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Amendment of the Rights Agreement. The terms of the Rights may be amended by a resolution of the Board of Directors of the Company without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

No Rights as a Stockholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

Additional Information. A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A filed on March 13, 2025 and a Current Report on Form 8-K. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is deemed to be incorporated into this summary.

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Exhibit C

FORM OF RIGHT CERTIFICATE

Certificate No. R-	_____ Rights

NOT EXERCISABLE AFTER MARCH 12, 2026 OR EARLIER IF REDEMPTION OR EXCHANGE OCCURS. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $0.0001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS THAT ARE OR WERE ACQUIRED OR BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY ASSOCIATES OR AFFILIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID.

RIGHT CERTIFICATE

ACELYRIN, INC.

This certifies that____________________, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of March 13, 2025, (as it may be amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), between ACELYRIN, INC., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (or any successor rights agent, the “Rights Agent”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 p.m., Eastern Time, on March 12, 2026 at the principal office of the Rights Agent, or at the office of its successor as Rights Agent, one one-thousandth (i.e., 1/1000) of a fully paid non-assessable share of Series A Junior Participating Preferred Stock, par value $0.00001 per share (the “Preferred Shares”), of the Company, at a purchase price of $16 per one one-thousandth (i.e., 1/1000) of a Preferred Share (the “Purchase Price”), upon presentation and surrender of this Right Certificate with the Form of Assignment and the Form of Election to Purchase duly executed. The number of Rights evidenced by this Right Certificate (and the number of one one-thousandths of a Preferred Share which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of March 13, 2025, based on the Preferred Shares as constituted at such date. As provided in the Rights Agreement, the Purchase Price and the number of one one-thousandths of a Preferred Share which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

From and after the occurrence of an event described in Section 11(a)(ii) of the Rights Agreement, if the Rights evidenced by this Right Certificate are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date (as such term is defined in the Rights Agreement) acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate thereof (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

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This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above-mentioned offices of the Rights Agent.

This Right Certificate, with or without other Right Certificates, upon surrender at the office or offices of the Rights Agent, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Preferred Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, at the Company’s option, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.00001 per Right or (ii) may be exchanged in whole or in part for Preferred Shares or shares of the Company’s Common Stock, par value $0.00001 per share.

No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-thousandth of a Preferred Share or such other fraction as provided for by adjustment provisions in the Rights Agreement, which may, at the election of the Company, be evidenced by depository receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Right Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise or exchange hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by an authorized signatory of the Rights Agent.

[Signature Page Follows]

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WITNESS the facsimile or other electronic signature of the proper officers of the Company.

Dated as of ___________.

Attest:	ACELYRIN, INC.

By:	By:

Countersigned:

COMPUTERSHARE TRUST COMPANY N.A., Rights Agent

By:
Authorized Signature

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Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such

holder desires to transfer the Right Certificate)

FOR VALUE RECEIVED ____________________________________________________ hereby sells, assigns and transfers unto ________________________________________________________ (Please print name and address of transferee) this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________________________________________ Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated:________________________

Signature

Signature(s) Guaranteed:

SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

______________________________________________

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (in each case as defined in the Rights Agreement) and (ii) were not, after due inquiry and to the best knowledge of the undersigned, acquired from an Acquiring Person or an Affiliate or Associate thereof.

Signature

______________________________________________

Form of Reverse Side of Right Certificate--continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to

exercise the Right Certificate)

To _______________________:

The undersigned hereby irrevocably elects to exercise _____________ Rights represented by this Right Certificate to purchase the Preferred Shares issuable upon the exercise of such Rights and requests that certificates (or book entry statements) for such Preferred Shares be issued in the name of:

Please insert social security
or other identifying number

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security or other identifying number

(Please print name and address)

Dated: __________________

Signature

Signature(s) Guaranteed:

SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

Form of Reverse Side of Right Certificate--continued

______________________________________________

The undersigned hereby certifies that the Rights evidenced by this Right Certificate (i) are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (in each case as defined in the Rights Agreement) and (ii) were not, after due inquiry and to the best knowledge of the undersigned, acquired from an Acquiring Person or an Affiliate or Associate thereof.

Signature

______________________________________________

NOTICE

The signature in the foregoing Forms of Assignment and Election to Purchase must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, the Company and the Rights Agent will deem the beneficial owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate thereof (in each case as defined in the Rights Agreement) and such Assignment or Election to Purchase will not be honored.

Exhibit 99.1

ACELYRIN Adopts Limited-Duration Stockholder Rights Plan

LOS ANGELES, March 13, 2025 — ACELYRIN, INC. (Nasdaq: SLRN), a late-stage clinical biopharma company focused on accelerating the development and delivery of transformative medicines in immunology, today announced that, in response to Tang Capital Partners’ continued rapid accumulation of 8.8% of ACELYRIN’S outstanding common stock, its Board of Directors has approved the adoption of a limited-duration stockholder rights plan (“Rights Plan”).

The ACELYRIN Board and management team continue to engage with stockholders and are focused on maximizing stockholder value.

Pursuant to the Rights Plan, the Company is issuing one right for each share of common stock as of the close of business on March 24, 2025. The rights will initially trade with ACELYRIN’s common stock and will become exercisable only if any person acquires 10% or more of the Company’s outstanding common stock (20% in the case of a person who reports their beneficial ownership on Schedule 13G) (the “Triggering Percentage”). In that case, each holder of a right (other than the acquiring person, whose rights will become void and will not be exercisable) will be entitled to purchase, at the exercise price, additional shares of common stock having a then-current market value of twice such exercise price. Under the Rights Plan, any person who currently owns more than the applicable Triggering Percentage may continue to own its shares of common stock but may not acquire any additional shares without triggering the Rights Plan. In addition, the Rights Plan has customary flip-over and exchange features.

The Rights Plan is effective immediately and will expire on March 12, 2026.

ACELYRIN stockholders do not need to take any further action at this time.

Additional information regarding the Rights Plan will be contained in a Form 8-K to be filed by ACELYRIN with the U.S. Securities and Exchange Commission.

Guggenheim Securities, LLC is serving as financial advisor to ACELYRIN and Fenwick & West LLP and Paul Hastings LLP are serving as its legal counsel.

About ACELYRIN

ACELYRIN, INC. (Nasdaq: SLRN) is focused on providing patients life-changing new treatment options by identifying, acquiring, and accelerating the development and commercialization of transformative medicines. ACELYRIN’s lead program, lonigutamab, is a subcutaneously delivered monoclonal antibody targeting IGF-1R being investigated for the treatment of thyroid eye disease.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the purpose, adoption and objective of the Rights Plan, the proposed transaction (the “proposed transaction”) with Alumis Inc. (“Alumis”); the expected timing of the closing of the proposed transaction; the ability of ACELYRIN and Alumis to complete the proposed transaction considering the various closing conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. ACELYRIN assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set forth in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and ACELYRIN’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investor Relations and Media

Tyler Marciniak

Vice President of Investor Relations and Corporate Operations

tyler.marciniak@acelyrin.com

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